ALEAFIA HEALTH INC.
(formerly Canabo Medical Inc.)
Management’s Discussion and Analysis
Quarter ended March 31, 2018

This Management’s Discussion and Analysis (MD&A) of Aleafia Health Inc. (formerly Canabo Medical Inc.), (formerly Four River Ventures Ltd.) (“Aleafia” or the “Company”) is dated May 30, 2018 and provides an analysis of the financial operating results for the quarters ended March 31, 2018 and March 31, 2017. This MD&A should be read in conjunction with the unaudited consolidated quarterly financial statements and accompanying notes for the quarter ended March 31, 2018 and March 31 ,2107 which have been prepared in accordance with International Financial Standards (“IFRS”) for consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified. The MD&A, financial statements and other information, including news releases and other disclosure items are available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com under the Company’s profile. The common shares of Aleafia are traded on the TSX Venture Exchange under the symbol “ALEF”.

Except for the historical statements contained herein, this Management’s Discussion and Analysis presents “forward-looking statements” within the meaning of Canadian securities legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, future developments; use of funds; and the business and operations of the combined issuer after completion of the business combination. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “proposed” “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aleafia Health Inc. to be materially different from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals; and the results of continued development, marketing and sales as well as those factors disclosed in Aleafia Health Inc.’s publicly filed documents. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Although the management and officers of Aleafia believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Aleafia does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

OVERVIEW

Aleafia Health Inc. was incorporated under the Company Act of British Columbia on February 2, 2007.

The Company is engaged in the business of providing medical services to patients suffering from chronic pain and disabling illnesses through its health clinics operated by qualified health care practitioners. During the period ended December 31, 2017 and as described below, the Company acquired a 100% interest in Aleafia Farms Inc., formerly 755064 Ontario Inc. (“Aleafia Farms”). Aleafia Farms is a licensed producer of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations. Operations at the Aleafia Farms facility are in the early stages and the Company intends to produce medical cannabis for sale and distribution in Canada in accordance with the Access to Cannabis for Medical Purposes Regulations (the “ACMPR”).

In December 2017, Aleafia completed a business combination with 755064 Ontario Inc., now known as Aleafia Farms Inc., as described below. The deal included the purchase of land buildings, equipment and a Health Canada License to grow Marijuana under the ACMPR.

On March 26, 2018 Aleafia completed a business combination with Canabo Medical Inc. (“Canabo”), as described below. Canabo operates directly and through partnership agreements 22 clinics across the country staffed by qualified health practitioners legally permitted to prescribe medicinal cannabis for pain therapy or the treatment of disabling illnesses by providing medical consultation. Canabo Clinics specialize in cannabinoid therapy, cannabinoid education, independent medical cannabis evaluations, data collection and clinical research. At the time of the completion of the business combination Canabo had a database of patients in excess of 30,000.

The Company’s recently appointed President of Clinic Operations, Gary Goodyear is conducting a comprehensive review of the Clinic division. The focus is on policies and procedures, improving efficiencies and attracting doctors to promote strong growth in the patient population.

The head office and principle business of the Aleafia is 2nd floor, 8810 Jane Street, Concord, Ontario.

As at March 31, 2018, the Company had not generated a profit and had accumulated a deficit of $11,376,976.  The Company’s operations and expenditures have been funded by the issuance of equity. The Company’s ability to continue its operations and to realize its assets at their carrying value is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

Business Combination with Aleafia Farms

Pursuant to an assignment agreement dated October 4, 2017 (the “Assignment”), the Company was assigned the rights, title and interest to acquire 100% of the issued and outstanding common shares of Aleafia Farms and certain other assets described in a Purchase Agreement dated September 25, 2015 (“Original Purchase Agreement”). Under the terms of Original Purchase Agreement, the purchaser had the rights to buy 100% of Aleafia Farms and other certain assets for $6,950,000, of which $2,950,000 was to be paid in cash and $4,000,000 could be paid in cash or by an open Vendor Take Back mortgage. The Original Purchase Agreement was amended on December 13, 2017 to include a $4,000,000 Vendor Take Bake mortgage at a rate of 3% due on April 1, 2018, secured by the underlying land and buildings and other certain payment terms were amended but the purchase price remained the same. The deposit of $50,000 was paid by the previous purchasers and was not reimbursed by the Company. The acquisition of Aleafia Farms was made to directly support its clinic operations.

In consideration for the Assignment, the Company paid $1,000,000 in cash and issued 24,000,000 common shares with a fair value of $6,000,000.

The acquisition was recognized as a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and the liabilities assumed were recorded at their estimated fair value at the acquisition date.

The Company applied a market approach, and specifically the mergers and acquisition method, for measuring the fair value of the license to produce medical cannabis. This valuation model uses data from actual market transactions regarding the sale of similar companies or groups of assets to determine the price of the asset under review.

The allocation of the components of total consideration to the net assets acquired was as follows:

Consideration	$
Cash	3,900,000
Loan payable	4,000,000
Common shares issued	6,000,000
Total consideration paid	13,900,000

Net assets acquired	$
Buildings	362,472
House	133,240
Land	735,000
License	9,770,000
OPA power contracts	299,000
Deferred income tax liability	(2,668,000)
8,710,712
Goodwill acquired	5,268,288
Total net assets acquired	13,900,000

The resulting goodwill represents the sales and growth potential of Aleafia Farms and will not be deductible for tax purposes.

The accounting for this business combination has not yet been finalized and the Company is reporting provisional amounts for the items for which the accounting is not complete. These provisional amounts may be adjusted during the measurement period, or additional assets or liabilities may be recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Business Combination with Canabo Medical Inc.

On March 26, 2018, Aleafia Inc. and Canabo Medical Inc. (“Canabo”) amalgamated pursuant to an Amalgamation Agreement (“Agreement”). Pursuant to the terms of the Agreement, Aleafia Inc. amalgamated with Canabo’s subsidiary company. All of the shareholders of Aleafia Inc., received one common share of Canabo for each common share of Aleafia Inc. held. In addition, all of the outstanding stock options of Aleafia Inc. were exchanged for stock options of Canabo on an equivalent basis (the “Transaction”).

Following the completion of the Transaction, Aleafia shareholders held approximately 71% of the total issued shares of Canabo. Canabo will continue to be the listed issuer (the “Resulting Issuer”). TheTransaction was treated as a Fundamental Acquisition pursuant to the policies of the TSXV and for financial reporting purposes the Transaction will be treated as a reverse-take-over whereas the resulting issuer is considered to be a continuation of Aleafia Inc. except with regard to the authorized and issued share capital, which is that of Canabo.

The reverse-take-over acquisition was recognized as a business combination as Canabo’s assets acquired and liabilities assumed constitute a business. The Transaction was accounted for using the acquisition method of accounting whereby the assets acquired and the liabilities assumed were recorded at their estimated fair value at the acquisition date.

The Company applied various valuation models and methods in order to measure the fair values of certain assets and liabilities.

The allocation of the components of total consideration to the net assets acquired was as follows:

Consideration	$
Fair value of common shares issued	26,194,098
Fair value of warrants deemed to be issued	59,087
Total consideration	26,253,185

Net assets acquired	$
Current assets	7,743,614
Equipment	151,145
Intangible asset – brand name	308,765
Intangible asset – patient list	12,415,920
Intangible asset – scientific and medical research assets	849,000
Current liabilities	(1,728,385)
Deferred income tax liability	(3,393,421)
16,346,638
Goodwill acquired	9,906,547
Total net assets acquired	26,253,185

The resulting goodwill represents the sales and growth potential of Canabo and will not be deductible for tax purposes.

The accounting for this business combination has not yet been finalized and the Company is reporting provisional amounts for the items for which the accounting is not complete. These provisional amounts may be adjusted during the measurement period, or additional assets or liabilities may be recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

On the effective date of the Amalgamation, all of the shareholders of Aleafia received one common share of Canabo on a one-for-one share basis, and all of the outstanding stock options and warrants of Aleafia were exchanged for stock options and warrants of Canabo on an equivalent basis.

Also on the effective date of the Amalgamation, Canabo changed its name to Aleafia Health Inc.

Following the completion of the Amalgamation, Aleafia Health Inc.’s common shares began trading under the symbol “AELF” on the TSXV, with all of the shareholders of Aleafia becoming shareholders of Aleafia Health Inc., holding approximately 71% of the total issued shares of Aleafia Health Inc. The Transaction was treated as a Fundamental Acquisition pursuant to the policies of the TSXV. As a result of this transaction, the company changed its name to Aleafia Health Inc.

Brokered Private Placement

Aleafia completed a brokered private placement (the “Aleafia Private Placement”) where 24,171,000 subscription receipts (“Subscription Receipts”) were sold to raise gross proceeds for Aleafia of $30,213,750 at an offering price of $1.25 per Subscription Receipt. Immediately prior to the completion of the Transaction described above, each Subscription Receipt entitled the holders to receive, without the payment of additional consideration or the taking of further action, one unit of Aleafia (the “Units”). Each Unit consists of one common share and one-half of a common share purchase warrant in the capital of Aleafia, as previously announced. Each whole warrant will be exercisable for one common share of Aleafia at a price of $1.75 for 18 months following the date of listing.

Upon completion of the Transaction, all of the common shares and warrants issued in the Aleafia Private Placement converted on a one-for-one basis to common shares of Aleafia Health Inc.

The Agents received a cash commission $1,671,150 plus 1,336,920 warrants exercisable for one common share of Aleafia at a price of $1.25 for 18 months from the date of listing and a further 668,460 warrants exercisable for one common share at a price of $1.75 for 18 months from the date of listing.

Aleafia Health Inc.

Aleafia Health Inc. is the combination of two emerging entities in the medicinal cannabis space. The original Aleafia Inc. and Canabo Medical Inc. joined forces on March 26, 2018. As a result of the combination, Aleafia’s assets now include 22 Canabo medical clinics located across Canada and staffed by licensed physicians who are subject-matter experts in cannabinoid medicine. Since the Canabo name is already synonymous with the highest standard of medicinal cannabis healthcare, all clinics will continue to be branded with the Canabo name. Notably, these clinics operate without any patient consultation-fees.

Expanding Production Capacity

Aleafia is one of Canada’s leading vertically integrated medical cannabis companies focused on “patient-centric” medical cannabis care.

Aleafia Health Inc. is also (through its subsidiary, Aleafia Farms) an Access to Cannabis for Medical Purposes Regulations (ACMPR) licensed producer and owns a 7,000-square foot medical cannabis production facility situated on 76 acres of prime farmland in Ontario and the company is actively implementing an expansion strategy.

The first phase of this proposed expansion – 150,000 square feet – is fully funded and expected to be completed by the end of 2018. Additionally, with one of the largest, single observational databases, management believes that Aleafia Health Inc. will be a desirable partner for organizations and institutions conducting much-needed research into the effects and benefits of medical cannabis across a wide range of chronic illnesses.

On May 15, 2018 the Company signed an agreement to acquire a 160,000- sq. ft. modern, fully- automated greenhouse facility in Niagara-region including its advanced growing equipment (“Acquisition”) for $9.6 million. The transaction is expected to close on July 4, 2018.

Key Facts:

•	The160,000 sq. ft. Niagara facility has an immediate expansion capability of another 20,000-sq. ft.

•	Both the 160,000-sq. ft. Niagara facility along with the 150,000-sq. ft. Scugog expansion plan are fully funded.

•	Given the modern state of the Niagara greenhouse, Aleafia is expected to accelerate its production capacity and in turn respond more quickly to its patients needs.

•	Aleafia has an experienced production team in place that has been successful in acquiring 4 production licences from Health Canada.

•	A second site licence application will be submitted to Health Canada under the Access to Cannabis for Medical Purposes Regulations (ACMPR) for the newly acquired Niagara facility.

•	It is expected that Aleafia will align its production of quality standardized strains of medical cannabis to its data base of information which sets out the needs of its patients based on those patients’ medical conditions.

•	The advanced automation and strategic layout at the Niagara greenhouse facility requires minimal retrofitting and it is expected that Aleafia will achieve a greater production capacity at a lower cost.

•	It is expected that the transaction will be treated as an expedited acquisition for purposes of the policies of TSX Venture Exchange. The transaction is subject to acceptance of the TSX Venture Exchange.

The following quotes from key members of the management team highlight the opportunity and importance of this agreement;

“This latest Aleafia acquisition is a major strategic achievement for the Company that strongly positions us for success as we continue to execute on the next phase of our operations” said Aleafia’s Executive Chairman Julian Fantino.

“We, at Aleafia want to ensure that the strains required by our patients are available to them when they need them” said Aleafia’s Chief Executive Officer Raf Souccar.

“With its automated moving container bench system, precision irrigation and highly efficient LED lighting for plants in their vegetative stage, we will have one of the most efficient cultivation greenhouses in the medical cannabis industry, capable of producing up to seven crops per year.” said Lucas Escott, Aleafia’s production specialist.

Education of both the medical community and the general public is a key priority for Aleafia Health Inc. The company has developed and implemented a proprietary training program for all its staff to help those with chronic medical conditions that have failed traditional first, second and often third-line approaches. This training program extends to partner clinics with which Aleafia Health Inc. also works. This mixture of in-house clinics and corporate partners will allow Aleafia Health Inc. to deliver its services to the maximum number of patients with optimal administrative efficiency.

Aleafia also believes it has brought together experienced leaders from the medical, law-enforcement, government, and business communities with the intention of forming a strong, effective team in which patients, physicians and supporters can feel confidence.

Medical Cannabis Regulatory Framework in Canada

In 2001, Canada became the second country in the world to recognize the medicinal benefits of cannabis and to implement a government-run program for medical cannabis access. Health Canada replaced the prior regulatory framework and issued the Marihuana for Medical Purposes Regulations (“MMPR”) in June 2013 to replace government supply and home-grown medical cannabis with highly secure and regulated commercial operations capable of producing consistent, quality medicine. The MMPR regulations issued in June 2013 covered the production and sale of dried cannabis flowers only. A court injunction in early 2013 preserved the production and access methods of the prior legislation for those granted access prior to the injunction.

On July 8, 2015, Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) (“CDSA”), which includes a Section 56 Class Exemption for Licensed Producers under the MMPR to conduct activities with cannabis (the “Section 56 Exemption”), which permits Licensed Producers to apply for a supplemental license to produce and sell cannabis oil and fresh cannabis buds and leaves, in addition to dried cannabis (this does not permit Licensed Producers to sell plant material that can be used to propagate cannabis).

On August 24, 2016, the Government of Canada introduced new regulations governing the use of cannabis for medical purposes. These new regulations, known as the ACMPR, were introduced in response to the February 24, 2016 decision rendered by the Federal Court of Canada in the Allard et al. v. the Federal Government of Canada case. The plaintiffs in the Allard case argued that the MMPR violates their Charter of Rights and the court, in a lengthy and detailed judgment, agreed with the plaintiffs. The court gave the Government of Canada until August 24, 2016 to determine how existing regulations should be amended to ensure that patients have the access to medical cannabis that they need.

The ACMPR remained largely consistent with the former MMPR but restores the ability of patients to grow their own cannabis at home, including the ability to designate a third-party grower through regulations akin to the former Medical Marijuana Access Regulations (MMAR). Under the ACMPR, patients who choose to grow at home, subject to a maximum number of plants, will be required to register their production sites and provide copies of their medical authorization to Health Canada in order to allow for monitoring and auditing of their activities.

Under ACMPR, patients are required to obtain a medical approval from their healthcare practitioner and provide a medical document to the licensed producer from which they wish to purchase cannabis. Since the requirements under the new regulations are both simpler and involve fewer obstacles to access than the previous regulatory regime, it is anticipated that the growth in the number of approved patients will accelerate. Moreover, the new system allows for competition among licensed producers on a host of factors including product quality, customer service, price, variety and brand awareness, allowing for well-positioned and capitalized producers to leverage their position in the marketplace.

Early in 2017, Health Canada reported that over 168,000 patients had enrolled into the ACMPR program by March 31, 20171. By 2024, Health Canada estimates that the number of patients using medical cannabis will grow to 450,000, creating a medical cannabis market worth an estimated $1.3 billion.

When recreational cannabis use is legalized (see “Legalization of Recreational Use of Marijuana in Canada”), it is expected that the ACMPR will be replaced by a new regulatory framework that will cover both the medical and recreational markets.

Legalization of Recreational Use of Cannabis in Canada

CIBC World Markets reports estimates of the potential value of the recreational cannabis market in Canada range from $5 billion to $10 billion per year. The lower market value of $5 billion per year translates into yearly consumption of 770,000 kilograms of cannabis, assuming a price of approximately $6.50 per gram.2

To put the potential size of the Canadian recreational market in context, Statistics Canada valued the beer market in Canada, in 2014, at $8.7 billion.3

As it relates to future production needs, Aleafia Health is working toward becoming a diversified cannabis producer. It will place the highest priority on meeting the needs of medical patients, expanding internationally as federal laws permit, and increasing its capacity to serve recreational customers across Canada in the future.

______________________________________ 1http://www.hc-sc.gc.ca/dhp-mps/marihuana/info/market-marche-eng.php.
[2]http://research.cibcwm.com/economic_public/download/eijan16.pdf
[3]http://www.statcan.gc.ca/daily-quotidien/150504/dq150504a-eng.htm

With that in mind, Aleafia Health is working on plans to significantly increase capacity from day one.omer care and product quality. These areas will continue to be our focus today and into the future.

Board of Directors and Corporate Officers

Upon the completion of the Transaction on March 26, 2018, as described above, the board of directors and key management positions are held by the following individuals:

Hon. Julian Fantino P.C., COM. OOnt., Executive Chairman and Director, has had a distinguished career in law enforcement and government, as the Chief of the Toronto, York and London police departments, Commissioner of Emergency Management of Ontario, culminating in his appointment as the Commissioner of the Ontario Provincial Police. Shortly thereafter, Mr. Fantino was elected as a Member of Parliament for the riding of Vaughan. During his time in the House of Commons, Mr. Fantino served as the Minister of Veterans Affairs, Associate Minister of National Defence and Minister for International Cooperation. Mr. Fantino is a leading expert on drug enforcement, federal regulatory policy and an advocate for the well-being of Canada’s post-traumatic stress disorder population.

Raf Souccar, LL.B., O.O.M., President, Chief Executive Officer and Director, served in the Royal Canadian Mounted Police for 34 years in progressively senior roles, retiring as Deputy Commissioner of Federal and International Policing. Among his many responsibilities, Mr. Souccar was responsible for drugs and organized crime enforcement, national security, counter terrorism and the Prime Minister’s security. Since 2004, Mr. Souccar has emerged as a leading expert on cannabis legalization through his global travel and study of foreign public policy measures, and his counsel provided to successive Ministers of Justice. In 2016, Prime Minister Justin Trudeau appointed Mr. Souccar to the federal government’s nine-member Marijuana Legalization Task Force, which provided a final set of public recommendations on legalization. Mr. Souccar is a member of the Canadian Association of Chiefs of Police, the Law Society of Upper Canada, and has served as a member of the International Bar Association and the American Society for Industrial Security. Mr. Souccar also has extensive board and committee experience at the national and international levels. He has held executive positions with the Canadian Association of Chiefs of Police and has been a member of both the International Association of Chiefs of Police and Interpol.

Garry Stewart, FCPA, FCMA, Chief Financial Officer and Secretary, has enjoyed a thirty-year career in accounting with a focus on financial reporting, operational efficiencies and cash optimization. Mr. Stewart has experience with both public and private companies. Most recently, Mr. Stewart served as the CFO and Corporate Secretary for Canabo Medical Inc., CFO and Vice President Finance for a privately held group of companies, TAR Investments Limited, including Atlantic Business Interiors Limited and Datarite Limited. Mr. Stewart graduated with a Bachelor of Business Administration degree from Acadia University and obtained his CPA, CMA designation in 1990. He was awarded the FCPA, FCMA designation in 2009 and is a member of CPA Nova Scotia and CPA Canada.

Mr. Mark J. Sandler, Director, has been a member of the Ontario bar for over 38 years. He is the senior partner of Cooper, Sandler, Shime & Bergman LLP, and practices as an appellate and trial lawyer in criminal and regulatory matters. He served as an elected Bencher of the Law Society of Upper Canada, the legal profession’s governing body, for three terms (just under 12 years), and chaired its Appeal Panel and Tribunal Committee. He is an elected Fellow of the American College of Trial Lawyers and is listed as one of Canada’s best lawyers in a number of publications. From 2006 to 2014, he was a member of the Board (a “trustee”) of the Law Foundation of Ontario and then its Chair from 2009 to 2014. He was an Adjunct Professor at Osgoode Hall Law School for 14 years, and lectures extensively to prosecutors, defence counsel, judges, Boards and agencies on a variety of topics, including, professional ethics and responsibilities, criminal and regulatory law. He has been consulted internationally (including by two governments) on law reform and has served as counsel or consultant to 12 public inquiries or systemic reviews, including a 2003-2004 review for the Minister of Health and Health Canada, Drug Strategy and Controlled Substances Programme of existing medical marihuana regulations and policies, and a review for Health Canada of the accuracy of certificates of drug analysis. He is the recipient of the G. Arthur Martin Medal for his outstanding contributions to criminal justice in Canada.

John Philpott, Director, graduated from Memorial University with a Bachelor in Mechanical Engineering in 1995, after completing a three-year Petroleum Engineering Technology program at the Cabot Institute of Applied Engineer Science. Mr. Philpott previously worked as an engineer in Canada, the U.S., and overseas before founding CanAm Physician Recruiting Inc. in 1997. Mr. Philpott has now been active in the medical industry for the past two decades, serving as the CEO of a leading North American physician recruitment firm. In 2013, Mr. Philpott became a member of Canadian Management Consultant and is certified through the Executive stream. He is an active volunteer and serves on numerous boards and executive committees, including the Halifax Club (the oldest business club in North America), East Hants Sportsplex, and Oakfield Golf & Country Club.

Hon. Gary Goodyear, P.C., President, clinic operations, served a Member of Parliament from 2004 to 2015 for the riding of Cambridge. During his time in the House of Commons, Dr. Goodyear served as the Minister of State for Science and Technology and as the Minister of State responsible for the Federal Economic Development Agency for Southern Ontario. Prior to serving as a Member of Parliament, Dr. Goodyear was a Doctor of Chiropractic for 20 years where he practiced as the Clinic Director, Director of Patient Services and Past president of Future Recovery Canada.

Dr. Michael Verbora, MBA, MD, CCFP, Director, earned an MBA from the University of Windsor’s Odette School of Business in 2009 and an M.D. from Schulich School of Medicine at Western University in 2013, before entering a Family Practice residency at the University of Toronto. A member of the Canadian Consortium for the Investigation of Cannabinoids, Doctors for Responsible Access and the Canadian Pain Society, he has completed over 2,000 cannabinoid therapy consultations, and has presented many talks in community and hospital settings while serving as student health physician at Seneca College and Medical Director, Canabo Medical Clinic.

SELECTED FINANCIAL INFORMATION

The following information should be read in conjunction with the unaudited quarterly financial statements and accompanying notes of Aleafia Health Inc. for the quarter ended March 31, 2018. The Company has no history of financial results and activities during the period focused on startup, raising of capital, acquisition of key assets and negotiating important business combinations.

As a result of the business combination with Canabo Medical Inc. IFRS reporting standards deem the transaction to be a reverse acquisition for accounting purposes. Therefore, the historical operations, assets and liabilities of Aleafia Inc. are included as the comparative figure as at March 31, 2018 which is deemed to be the continuing entity for financial reporting purposes.

The Company recorded a net loss of $1,768,747 for the quarter ended March 31, 2018 compared to a loss of $8,219,769 for the quarter ended March 31, 2017. The company was incorporated in January of 2017 and issued 32,169,999 shares to Founders and Senior Management for a nominal value. This resulted in $8,042,470 share based compensation being booked in the quarter. Other costs for the quarter ended March 31, 2017 related to wages and various other costs associated with the early stages of the business.

The information provided for the quarter ended March 31, 2018 consists of the operating activities of Aleafia Inc. for the full period plus the combined operations for 5 business days after the completion of the Amalgamation with Canabo Medical Inc.

Key highlights from the operating statements for the Quarter ended March 31, 2018 include;

•	Wages and benefits of $1,044,307, consisting mainly of salaries of former Aleafia Inc. employees plus the payout of bonuses and retro pay owing to key employees.

•	Combined costs of $116,856 for Advertising, promotion and Investor relation activities. The majority of this expense relates to contracts with various firms.

•	A non-cash item of $130,000 for amortization & depreciation of buildings, equipment and leaseholds.

•	$122,700 in professional fees, mostly made up of fees paid to Gowlings.

•	The $84,728 in office supplies and services is heavily weight towards computer support and head office supplies.

•	Rent and facilities costs of $69,901 are for the office in Concord and the clinic in Vaughn.

•	$40,295, supplies farm are all of the day to day expenses for the quarter to operate the grow facility in Port Perry.

•	The $121,675 share-based payment is a non-cash item related to the write off of share purchase options.

•	The travel and entertainment of $26,225 is for senior management, airfare, hotels, car rentals, meals, etc.

Condensed Cash Flow Statement

	3 Months	3 Months
	ended	ended
	March 31,	March 31,
	2017	2017
	$	$
Cash balance, beginning of period	1,057,231	-
Shares issued for cash	28,278,909	2,429,972
Cash used in operating activities	(1,582,911)	(191,323)
Cash used in the purchase of assets	(375,739)	(55,217)
Cash used in repayment of mortgage - Aleafia Farms	(4,000,000)	-
Cash acquired on amalgamation	6,916,819
Cash balance, end of period	30,294,309	2,183,432

The early stages of the company’s growth have been focused on raising capital to fund start-up costs purchasing a quality grow facility with adequate expansion potential and securing the necessary Health Canada licensing.

Liquidity and Capital Resources

As at March 31, 2018, Aleafia had a working capital of $29,361,886. The private placement and business combination completed on March 26, 2018 and described above have provided Aleafia’s successor (Aleafia Health Inc.) with additional funds to meet its near term financial obligations and carry out a planned expansion of the growing operations.

In April 2017, the Company completed a private placement equity financing to raise gross proceeds of $2,460,000, on the issuance of 9,840,000 common shares of Aleafia Inc. at an offering price of $0.25 per share. In December 2017, the Company completed a private placement equity financing to raise gross proceeds of $3,830,000 on the issuance of 7,660,000 common shares of Aleafia Inc. at an offering price of $0.50 per share. In October 2017, the company issued 24,000,000 shares related to the assignment agreement described in the Aleafia Farms Business Combination. The estimated fair market value at the time of issuance was $0.25 per share for a total estimated value of $6,000,000. In March 2018 the Company, completed a brokered deal as described above raising gross proceeds of $30,213,750 on the issuance of 24,171,000 common shares of Aleafia Inc.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant accounting estimates

i.	the measurement of deferred income tax assets and liabilities;

ii.	the inputs used in accounting for share-based compensation; and

iii.	the inputs used in estimating research revenue, deferred revenue and accrued liabilities.

New Accounting Standards Issued but Not Yet Effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Corporation may have been excluded from the list below. The Company is evaluating any impact the standards noted below may have on the Company’s financial statements and this assessment has not been completed.

IFRS 15 Revenue from Contracts with Customers – In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018.

The standard is effective for annual periods beginning on or after January 1, 2019:

IFRS 9 Financial Instruments – In November 2009, as part of the IASB project the ASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In July 2014, the final version of IFRS 9 was issued and adds a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flows characteristics. The standard is effective for annual periods beginning on or after January 1, 2018.

IFRS 16 – Leases

In June 2016, the IASB issued IFRS 16 – Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019.

IFRS 2 – Share-based Payment

In November 2016, the IASB has revised IFRS 2 to incorporate amendments issued by the IASB in June 2016. The amendment provides guidance on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

RISKS AND UNCERTAINTIES

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors:

•	Aleafia has no significant history of financial results, it may incur significant net losses in the future and may not achieve or maintain profitability;

•	Aleafia’s ability to grow, store and sell medical cannabis in Canada are dependent upon licenses from Health Canada which are subject to ongoing compliance and reporting requirements;

•	The activities of Aleafia are subject to regulation by governmental authorities, particularly Health Canada;

•

Greater access to medical cannabis, through home and designated growing and illegal dispensaries, may decrease the number of patients registering with Aleafia and may cause registered patients to leave the Company and grow for themselves;

•

Aleafia’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment;

•	Third parties with which Aleafia does business may perceive that they are exposed to reputational risk as a result of its medical cannabis business activities;

•	The operation of Aleafia can be impacted by adverse changes or developments affecting the facilities of its wholly-owned subsidiaries;

•	Aleafia’s ability to recruit and retain management, skilled labour and suppliers is crucial to its success;

•

Aleafia’s growth strategy contemplates outfitting its facilities with additional production resources. A variety of factors could cause these activities to not be achieved on time, on budget, or at all. As a result, there is a risk that Aleafia may not have product or sufficient product available to meet the anticipated demand or to meet future demand when it arises;

•

Even if its financial resources are sufficient to fund its current operations, there is no guarantee that Aleafia will be able to achieve its business objectives. The continued development of Aleafia may require additional financing and there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to Aleafia;

•

There is potential that Aleafia will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than Aleafia;

•

Aleafia believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of Aleafia’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity;

•	Aleafia and its wholly-owned subsidiaries face an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury;

•

The products of Aleafia’s wholly-owned subsidiaries could be subject to the recall or return of their products for a variety of reasons. If a product recall or return should happen, Aleafia could be required to incur unexpected expenses and divert management attention and could see harm caused to its image and product sales decline. In addition, as result of the product recall or return, Aleafia and its wholly- owned subsidiaries could face increase operational scrutiny by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses;

•

Aleafia is largely reliant on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of Aleafia;

•	Aleafia may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;

•	Aleafia may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption;

•	Aleafia could fail to integrate acquired companies into the business of Aleafia;

•	Aleafia may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business;

•

Aleafia’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety.

OUTSTANDING SHARE DATA

As at March 31, 2018, Aleafia had 135,944,461 issued and outstanding common shares.

On March 21, 2017, Aleafia issued 32,170,000 shares.

On April 20, 2017, Aleafia issued 9,840,000 shares.

On October 4, 2017, Aleafia issued 24,000,000 shares.

On December 15, 2017, Aleafia issued 7,660,000 shares.

On March 26, 2018 as a result of the business combination with Canabo Aleafia Health Inc. is deemed to have issued 38,103,461 shares.

WARRANTS

As at March 31, 2018 the Company had 14,294,230 Broker and subscriber warrants outstanding and exercisable. The table below summarizes the outstanding warrants entitling holders to acquire additional common shares as follows:

Expiry	Number	Exercise
date	of warrants	price

September 23, 2018	203,350	$0.50
September 27, 2019	1,336,920	$1.25
September 27, 2019	12,753,960	$1.75

STOCK OPTIONS

As at March 31, 2017, the Company had 6,690,000 stock options outstanding with employees, directors and consultants. The table below summarizes the outstanding and exercisable options as at March 31, 2018:

		Vesting				Total Stock
	Issue	Period	Exercise	Number of stock	Number of stock	Options
Expiry date	Date	Months	price	options vested	options unvested	Outstanding

June 5, 2021	Jun 5, 2017	48	$0.25		5,000,000	5,000,000
November 25, 2021	Nov 25, 2016	24	$0.90	282,500	282,500	565,000
February 6, 2022	Feb 6, 2017	24	$0.73	100,000	100,000	200,000
October 4, 2022	Oct 4, 2017	24	$0.45	-	925,000	925,000
				382,500	6,307,500	6,690,000